FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Machov	Steven	J.		Merrill Corporation (MRLL)				Director	10% Owner

	(Last)	(First)	(Middle)	3.	IRS or Social Security Number of Reporting Person (Voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	One Merrill Circle						07/1999		Vice President—General Counsel and Secretary

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
	St. Paul	MN	55108

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Common Stock		7-2-99		M			6,000	A	$14.875

	Common Stock		7-2-99		M			5,520	A	$12.625		39,040		D

												35,497(1)		I		By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Employee Stock Option (Right to Buy)			$14.875(2)		7-2-99		M				6,000		(3)	3-20-01

Employee Stock Option (Right to Buy)			$12.625		7-2-99		M				5,520		(4)	5-20-02

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	6,000				5,000(2)		D

	Common Stock	5,520				16,560		D

Explanation of Responses:
(1)	Reporting person disclaims beneficial ownership of all shares held by his spouse, and this report should not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(2)	Adjusted to reflect a 2-for-1 stock split in the form of a 100% stock dividend on October 15, 1997.
(3)	This option was granted under the Issuer's 1993 Stock Incentive Plan, as amended. The option is exercisable in two remaining installments: 3,000 shares on March 20, 2000; and 2,000 shares on September 20, 2000.
(4)	This option was granted under the Issuer's 1993 Stock Incentive Plan, as amended. The option is exercisable in three remaining installments: 5,520 shares each on May 20, 2000; May 20, 2001; and November 20, 2001.

		/s/ Steven J. Machov	8-5-99
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).		**Signature of Reporting Person	Date

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.			Page 2 SEC 1474 (7-97)